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                                                Filed by Del Monte Foods Company
                                                   Commission File No. 001-14335
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        Subject Company: Del Monte Foods Company
                                                    Commission File No. 001-1433

This document is being filed pursuant to Rule 425 under the Securities Act of
                                     1933

                                     ****

   On December 19, 2002, Del Monte Foods Company issued the following press release announcing Stockholder Approval of the Acquisition of Certain Heinz
                                  Businesses

                                    *****


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                                                        [DEL MONTE LOGO]

Del Monte Foods Company               NEWS RELEASE
P.O. Box 193575
San Francisco, CA 94119-3575



 DEL MONTE STOCKHOLDERS APPROVE ACQUISITION OF HEINZ'S STARKIST, PET FOOD AND
                       PET SNACKS, PRIVATE LABEL SOUP,
                 COLLEGE INN BROTH, AND BABY FOOD BUSINESSES

                   ----------------------------------------


     SAN FRANCISCO, CA - December 19, 2002 - Del Monte Foods Company (NYSE: DLM) today announced it received stockholder approval at Del Monte's regular annual meeting, held today in San Francisco, to acquire certain Heinz businesses through a merger of Heinz's U.S. Seafood, North American Pet Food and Pet Snacks, U.S. Private Label Soup, and U.S. Infant Feeding businesses into Del Monte Corporation.

     The acquisition received the approval of over 95 percent of those actually voting.

     "We are pleased with today's vote, demonstrating strong stockholder support for this transformative transaction, one that we believe will meaningfully increase stockholder value," said Richard G. Wolford, Chairman and CEO of Del Monte. "The entire management team is excited by the potential created by the formation of the new Del Monte Foods and we are committed to quickly realizing the full opportunity our combined businesses represent."

     The proposed transaction was originally announced on June 13, 2002, and is expected to close on December 20, 2002.

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Del Monte Foods
---------------

    Del Monte Foods Company, with net sales of approximately $1.3 billion in fiscal 2002, is one of the largest producers and distributors of premium quality, branded processed fruit, vegetable and tomato products in the United States. The Del Monte brand was introduced in 1892 and is one of the best known brands in the United States. Del Monte products are sold through national grocery chains, independent grocery stores, warehouse club stores, mass merchandisers, drug stores and convenience stores under the Del Monte, Contadina, S&W and SunFresh brands. The Company also sells its products to the U.S. military, certain export markets, the foodservice industry and food processors. The Company operates twelve production facilities and seven distribution centers in the U.S., has operations in Venezuela and owns Del Monte brand marketing rights in South America.

CONTACTS:       Media Inquiries                         Investor Relations
                Drew Brown/Stephanie Sorrentino         Tom Gibbons
                Citigate Sard Verbinnen                 Del Monte Foods
                (212) 687-8080                          (415) 247-3382

                                     ###

        Forward looking statement

This press release contains forward-looking statements conveying management's expectations as to the future based on plans, estimates and projections at the time the Company makes the statements. Forward-looking statements involve inherent risks and uncertainties and the Company cautions you that a number of important factors could cause actual results to differ materially from those contained in any such forward-looking statement. The forward-looking statements contained herein include statements about the pending merger with the Heinz Businesses and future financial operating results.
Factors relating to the pending merger of the Heinz Businesses that could cause actual results to differ materially from those described herein include, among others: the inability to obtain regulatory approvals; actions of the U.S., foreign and local governments; the failure to satisfy all of the other conditions of the transaction, including obtaining the necessary financing on reasonable terms or at all; the success of the business integration in a timely and cost-effective manner; the risk that the Company may incur liabilities as a result of the transaction that are currently unknown; costs related to the proposed transaction; and other economic, business, competitive and/or regulatory factors affecting the proposed transaction.

In addition to the factors mentioned above, factors relating to future financial operating results that could cause actual results to differ materially from those described herein include, among others: general economic and business conditions; weather conditions; energy costs and availability; crop yields; competition, including pricing and promotional spending levels by competitors; raw material costs and availability; high leverage; the loss of significant customers or a substantial reduction in orders from these customers; market acceptance of new products; successful integration of acquired businesses; successful implementation of the Company's capability improvement program; consolidation of processing plants; changes in business strategy or development plans; availability, terms and deployment of capital; ability to increase prices; changes in, or the failure or inability to comply with, governmental regulations, including, without limitation, environmental regulations; industry trends, including changes in buying and inventory practices by customers; production capacity constraints and other factors.

These factors are described in more detail in the Company's filings with the Securities and Exchange Commission (the "Commission"), including its annual report on Form 10-K for the fiscal year ended June 30, 2002. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company does not undertake to update any of these statements in light of new information or future events.

The Company filed a definitive proxy statement-prospectus concerning the proposed merger of Del Monte Corporation and the Heinz Businesses with the Commission on November 19, 2002. YOU ARE URGED TO READ THE PROXY STATEMENT-PROSPECTUS AND THE OTHER RELEVANT DOCUMENTS FILED WITH THE COMMISSION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ON THE PROPOSED BUSINESS COMBINATION. You may obtain the proxy statement-prospectus and the other documents filed with the SEC free of charge at the Commission's website, www.sec.gov. In addition, you may obtain the proxy statement-prospectus and the other documents filed by the Company with the Commission by requesting them in writing from Del Monte Foods Company, P.O. Box 193575, San Francisco, CA 94119-3575, Attention: Investor Relations, or by telephone at (415) 247-3382.